MAIL STOP 3561


								December 15, 2005



Mr. Ronald Valenta
Chief Executive Officer
General Finance Corporation
260 S. Los Robles, Suite 217
Pasadena, CA 91101


RE:	General Finance Corporation
	Registration Statement on Form S-1
	Filed November 18, 2005
      File No. 333-129830

Dear Mr. Valenta:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. Prior to the effectiveness of this registration statement, provide the staff with a copy of the letter or a call from the NASD that it has no objection regarding the underwriters` compensation arrangements.
2. We note the structure of this offering and its similarity to numerous blank check offerings underwritten on a firm commitment basis that recently have been registered with the Commission.
With a
view toward disclosure, identify for us supplementally the names of the companies that have registered or are seeking to register blank check offerings underwritten on a firm commitment basis in which an affiliate of officers and/or directors, underwriter or attorney for any of the above have been involved; the Securities Act Form the companies` filed on; if applicable, the date of effectiveness; and, the status of the offering thus far. In this regard, tell us the amount escrowed to date and whether the blank checks have engaged in the desired business combination outlined in the prospectus. To assist the staff in this regard, please present the information in a tabular format.
3. We note that the company has marked the box on the registration statement facing page indicating that delivery of the prospectus is expected to be made in compliance with Rule 434. Please supplementally discuss the circumstances in which the company intends to utilize the provisions of Rule 434 and how the company intends to comply with the requirements of Rule 434.
4. Please explain the basis for your disclosure that the securities will be listed on the American Stock Exchange. Please explain how the company will satisfy each criterion for at least one of the listing standards on the exchange. Please include a discussion of all of the quantitative standards, e.g., number of public shareholders. We may have further comment.
5. Provide disclosure with respect to the conversion rights to discuss the relative benefits and financial advantages to utilization of such feature between the existing stockholders and the public stockholders. This disclosure should include, in part, an analysis and comparison of the financial consequences of the exercise of the conversion right when exercised by an existing stockholder as compared to a public stockholder. We may have further comment.

Prospectus Cover Page
6. We note that the company has included the "red herring" legend on the prospectus cover page. Please confirm, if true, that the company and the underwriter have commenced their preliminary distribution of the prospectus utilizing this initial filing of the prospectus.
We
may have further comment.
7. Please include the page number in the cross-reference to the risk factors.
8. Please explain why you are estimating the amount of proceeds that will be placed into the trust account. Disclosure elsewhere in the prospectus indicates this is the amount that will be placed in the trust account. We may have further comment.

Prospectus Summary, page 1

9. Please tell us the factors you considered in determining to value this offering at $60,000,000. What factors did you consider when determining that you might need $55,250,000 in the trust fund to effect the business combination contemplated by the registration statement? We note your disclosure with respect to the per share offering price on page 24 and that "the determination of our offering price is more arbitrary than the pricing of securities for an operating company in a particular industry since the underwriters are unable to compare our financial results and prospects with those of public companies operating in the same industry," but it does not appear as though the determination to value the offering at this amount is an arbitrary decision and we would like to know the specific factors and motivations behind the valuation. This includes the time period before the company`s corporate existence was established on October 14, 2005 and encompasses any and all evaluations and/or discussions that may have taken place prior to the involvement of the principals with the formal entity of General Finance Corp. Given management`s extensive and high-level experience effecting acquisitions, the precise nature of their knowledge about their ability to effect a combination with a company whose fair market value is equal to at least 80% of the company`s net assets may be material information for which appropriate disclosure is required.
We may have further comment.
10. You state that you have and will pay offering expenses utilizing the $250,000 you received from the sale of common stock, and if necessary, utilize the limited recourse revolving line of credit to pay some of these offering expenses. According to Part II, your offering expenses will be about $625,000. It appears that it will be necessary to utilize the revolving line of credit. Please revise the disclosure throughout, focusing on the use of proceeds section. Further, please explain why the offering costs are not being paid directly out of the proceeds.
11. We note that your CEO and COO will not be entitled to any fees or compensation for their services prior to a business combination. Please disclose any compensation arrangement after the business combination and discuss whether payment to them would be one of the criteria in selecting and voting on the business combination by the existing shareholders.
12. Please explain the statement that you will pay the costs of liquidation of the trust account and liquidation and dissolution from the remaining assets outside of the trust account. It appears the only assets outside the trust account will be $250,000, which will be used by the company to pay its expenses and search for a business combination. If liquidation is required, it appears unlikely this money will not have been spent on the search for a target business.


Risk Factors, page 8

13. The risk that your independent certified public accountant has issued a going concern opinion should be added as a separate risk factor.
14. Please clarify the reference in risk factor 3 to the funds held by the company outside the trust fund. It appears that the only funds outside the trust account will be $250,000.
15. Revise risk factor five to include an estimate as to the number of additional blank check companies currently in the registration process.
16. We note the disclosure in risk factor 9. It appears that management may obtain employment or consulting agreements at the same time as the business combination. Explain, in light of the timing of the negotiations for employment or consulting arrangements, how management will not "consider the ability of our current key personnel to remain with the company after the consummation of a business combination as a factor in determining whether to proceed with any potential business combination." State how these agreements will be determined. This should be discussed in greater detail, focusing on any potential conflicts of interest that may arise. Add disclosure in the business section and in the conflicts of interest section.
17. Please provide greater disclosure of the risk that, "you may not be able to adequately evaluate their ability to successfully consummate a business combination," in light of the 12th risk factor that some of your officers and directors are associated with entities that seek to acquire business.
18. The risk factor subheadings for risk factors 11 and 12 merely state facts. Revise the resultant risk factor(s) to clearly disclose the risk to the company and/or investors.
19. Risk factor 21 talks about existing stockholders` right to demand registration of resale three months prior to the date on which their shares are released from escrow. Please explain how you will know when the shares will be released from escrow?

Use of Proceeds, page 17
20. Please clarify, in footnote 1, the amount of offering expenses already paid from the $250,000 and the line of credit.
21. If the amount of money allocated from proceeds to pay for offering expenses includes any interest payments on the revolving line of credit, please clearly disclose and state the amount.
22. Disclose whether there is a possibility of you pay a finder`s fee or other compensation in connection with a business combination. Please provide an approximation or a range of the fee and state whether such expenses may be paid from the proceeds held in trust, in connection with the business combination.

Management`s Discussion and Analysis of Financial Condition and Results of Operations, page 21
23. We note that you may enter "no-shop" agreements with prospective target companies. In such a case, please explain how ongoing expenses will be satisfied.
24. Please clarify why an expected life of five years for the warrants was utilized in determining the value under the Black-Scholes option pricing model when it appears that the warrants have an estimated life of four years as disclosed on page 41 of the registration statement.

Proposed Business, page 23
25. The current disclosure does not adequately discuss your stated target industry. Please expand the disclosure to more fully discuss the "specialty finance industry."
26. Please disclose the rent you pay for the office space.  If none,
state so.
27. We note that you plan to focus on a business combination in the
equipment rental/leasing sector. Given the amount being raised in this offering and the characteristics you plan to focus on in finding a target business, please discuss in greater detail this sector of the industry. State the number of market participants that fall within these and any other criteria you have set in finding a target business.  We may have further comment.
28. We note the statement that none of your officers, directors, promoters and other affiliates "is currently engaged in discussions"
regarding a potential business combination.  Disclose whether these
individuals have engaged in such communications or discussions in the
past. Disclose whether there were any preliminary contacts with potential target companies. We may have further comment.
29. We note the references to effecting a business combination with a
company that is financially unstable. Please explain how this is consistent with the characteristics set forth on page 23. Also, we note the reference to companies without established records of sales
or earnings. Please explain this reference in light of the requirement that the target have a fair market value of at least 85%
of the net assets.
30. In the paragraph "Sources of target businesses," we note the disclosure that unaffiliated sources will inform you of potential target businesses and that such information will be either "solicited or unsolicited." Please revise to discuss how you will solicit proposals and how unsolicited parties would become aware of your search. Also, please revise to clarify if any unaffiliated parities providing proposals will receive a fee and how that fee would be determined.
31. Name those officers and directors that are likely to remain associated in senior management or consulting agreements in connection with a business combination.

Management, page 34
32. Please clarify whether Mr. Johnson or any of the officers or directors currently has contractual or fiduciary obligations that require them to present business opportunities to other entities.
33. Disclose Mr. Marrero`s business activities from January 2004 to
the present.
34. We note that you may consummate a business combination with an entity affiliated with existing stockholders. Please add a risk factor. Also, please add disclosure to the business section and the conflicts of interest section. Clarify whether there are any affiliated entities that are in the "specialty finance industry." Clarify whether management has considered or had any discussions, preliminary or otherwise, regarding targeting an affiliated entity.
We may have further comment.
Principal Stockholders, page 37
35. Please represent that no "warrant bids or purchases" pursuant to
the warrant purchase agreement will occur until 60 calendar days following the end of the restricted period for the unit distribution.
See In re Key Hospitality Acquisition Corporation No-Action
Letter.
36. Please reconcile the disclosure in the table, that only
2,475,000
shares of the total 2.5 million shares outstanding are held by officers and directors, with the disclosure in part II of the registration statement. We may have further comment.
37. We note the underwriting agreement provides for a representative of the underwriter that will be able to attend all board meetings and receive non-public communications of the company. Even though you will have safe guards, please revise to clarify there that you will be able to place a designee in board meetings. Also, in light of the discretion afforded the broker in the warrant purchase agreement, please explain the warrant purchase agreements fall within Rule 10b5-
1. Please refer to the Division of Market Regulation`s letter to Key
Hospitality (October 12, 2005). This would also apply to the warrant purchase by the representatives of the underwriters for their own account.


Certain Transactions, page 39
38. Note 6 to the financial statements indicates that you owe Mr.
Valenta $13,688. Please disclose this transaction under this section and revise the disclosure throughout accordingly.

Underwriting, page 44
39. Please advise whether Morgan Joseph or Wedbush Morgan, or any members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares and describe their procedures. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to and cleared by the Office of Chief Counsel.
40. Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.
41. Please advise us whether the company or the underwriters intend to conduct a directed share program in conjunction with this offering.

Financial Statements

Statement of Cash Flows, F-6
42. It appears that the $41,650 of deferred offering costs represents a non-cash activity and should be shown below the statement of cash flows in a schedule or in the notes to the financial statements.
Please revise.

Note 4 - Proposed Offering, F-8
43. We note your disclosure regarding the underwriter purchase option
(UPO). Please expand your disclosure to describe all of the material terms of the UPO, including the who has the rights to convert (i.e.
the holder or the Company), the exercise feature (i.e. physical, net cash, or net share settlement, etc.) contained in the option, the expected timing of the issuance of the purchase option, whether the option will be issued regardless of the status of the registration statement and, if so, when.
44. Considering the comment above, tell us in detail how you intend to account for the UPO in your financial statements. Explain your basis for the proposed treatment and cite the specific authoritative literature you used to support your accounting treatment. Please provide the disclosure of the estimated value of the UPO as disclosed on page 22 of the registration statement.

Note 6 - Related Party Transactions, F-9
45. Please disclose the repayment terms related to the $13,688 loaned from an existing stockholder for the payment of deferred offering costs and other assets on behalf of the company.

Note 7 - Commitments, F-9
46. Please disclose the commitment by the officers to purchase up to
$1,400,000 in warrants as disclosed on page 12 of the registration statement.

Part II
Recent Sales of Unregistered Securities, page II-4
47. Please indicate the section of the Securities Act or the rule of the Commission under which exemption you claim for the October 20, 2005 and November 15, 2005 transactions and state the facts you relied upon.

Legal Opinion
48. Please file the legal opinion with the next amendment.
49. Please file the schedules with the underwriting agreement.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.





      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.






      You may contact Angela Halac at (202) 551-3398 or Hugh West at
(202) 551- 3872 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to H. Yuna Peng at (202) 551-3391, or, Pam Howell, who supervised the review of your filing, at (202)
551-3357.

      Sincerely,



John Reynolds
Assistant Director

cc: 	Alan B. Spatz, Esq. (by facsimile)
      	310-201-4746
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Mr. Ronald Valenta
General Finance Corporation
December 15, 2005
Page 1